Exhibit 99.4

Paris, February 21, 2010

TOTAL
2, place Jean Millier
La Défense 6
92400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle Desmet
Tel.: + 33 (0) 1 47 44 37 76
Paul Floren
Tel.: + 33 (0) 1 47 44 45 91
Sonia Cerqueira
Tel.: + 33 (0) 1 47 44 47 05
Michaël Crochet-Vourey
Tel.: + 33 (0) 1 47 44 81 33
Sandra Dante
Tel.: + 33 (0) 1 47 44 46 07
Florent Segura
Tel.: + 33 (0) 1 47 44 31 38
Phénélope Sémavoine
Tel.: + 33 (0) 1 47 44 76 29
Frédéric Texier
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Share Capital: €5,871,057,210
Registered in Nanterre: R.C.S 542 051 180
www.total.com
Total Senior Management Meets with Labor Unions
on February 21, 2010, Makes Proposals
Total’s senior management and labor unions met on February 21, 2010 to examine union conditions for ending the current strike.
Senior management reaffirmed that it understood the concerns of employees at the Dunkirk refinery, which has been shut down since September 2009, and of employees at other refineries in France.
To address these concerns, Total has made the following pledges:
1. Total will ask the prefect of the Nord-Pas-de-Calais region to organize a round table on the economic outlook for the Dunkirk region by the end of March and will participate in it.
The round table would consider the future of the Flandres refinery and its impact on local employment, the port, industrial activities and service provider jobs.
2. Total will ask that a round table be organized in the second quarter to discuss the future of the refining industry in France.
3. On March 4, Total will hold a meeting on the future of its refining operations in France. The five-year investment programs for each refinery will be presented and discussed at the meeting.
Total can already state that there are no plans to close or divest any of its other refineries in France, except for repurposing the Flandres refinery.
4. A presentation on the refining industry in Europe will be made at the European Works Council meeting on March 18, 2010.
An expert evaluation will also be conducted if the members of the Council so wish.
5. As part of the depot divestment project presented to the Downstream (Refining & Marketing) Central Works Council, Total has pledged to recommend that employees transferred to other companies be given priority for rehiring in the event their new employers encounter economic difficulties resulting in layoffs in the three years following the divestment.
This proposal will be presented to the Central Works Council’s Employment Committee.

TOTAL
2, place Jean Millier
La Défense 6
92400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle Desmet
Tel.: + 33 (0) 1 47 44 37 76
Paul Floren
Tel.: + 33 (0) 1 47 44 45 91
Sonia Cerqueira
Tel.: + 33 (0) 1 47 44 47 05
Michaël Crochet-Vourey
Tel.: + 33 (0) 1 47 44 81 33
Sandra Dante
Tel.: + 33 (0) 1 47 44 46 07
Florent Segura
Tel.: + 33 (0) 1 47 44 31 38
Phénélope Sémavoine
Tel.: + 33 (0) 1 47 44 76 29
Frédéric Texier
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Share Capital: €5,871,057,210
Registered in Nanterre: R.C.S 542 051 180
www.total.com
6. As part of the project for the Flandres refinery, Total is committed to:
•	Guaranteeing each employee a job at Total that is a fit with his or her competencies.
•	Ensuring that the Les Flandres refinery has a future within the Group.
•	Continuing to be a major economic partner of the Dunkirk region, especially the port, through an interest in EDF’s planned LNG terminal, which would cement the region’s energy specialization.
•	Helping to secure the future of local contractors.
•	Working with all regional stakeholders.
At the close of the meeting, the labor unions stated that they would present these proposals to their constituents.
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Total is a leading international oil and gas company with operations in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas and power, and trading. Total is working to keep the world supplied with energy, both today and tomorrow. Total is also a world-class chemical producer. www.total.com